ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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tel 212-506-5000
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April 29, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of April 21, 2004, enclosed please find an ad-hoc press release by the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 5/11

FILE NO.
82-5077

Ad-hoc-Release

FJH WILL PROPOSE A DIVIDEND OF 0.40 EURO PER SHARE

- Amount made possible by major shareholders' renunciation of their dividend entitlement
- Show of gratitude to value investors

Munich, 29 April 2004 - FJH AG (ISIN DE0005130108), the consulting and software company listed in Germany's TecDAX index, will propose a dividend of 0.40 Euro per share for 2003 to the AGM on 24 June 2004.

As in preceding years the company will use one third of the net income for the year 2003 for dividend payout to its shareholders. FJH had announced on its annual press conference in March that the two major shareholders and founders of the company, Prof. Manfred Feilmeier and Michael Junker, were prepared to renounce their dividend entitlement for 2003. This renunciation was subject to the proviso that the revenue authorities did not raise any fiscal objections. The authorities have now given their approval in the shape of a binding statement. Therefore the Executive Board and the Supervisory Board can now propose a dividend of 0.40 Euro per share to the AGM.

"With our renunciation and the raised dividend made possible by this we want to express our gratitude to the numerous value investors for their engagement and the trust placed in FJH," says Prof. Dr. Manfred Feilmeier, CEO of FJH AG.

About FJH:
FJH AG is a leading consulting and software firm for the insurance and pensions market. FJH's core software product is FJA Life Factory ®, which enables pension abnd insurance products to be developed, marketed and administered. The Company also produces software for health insurers, risk management systems and portal solutions, as well as offering an extensive portfolio of services ranging from the implementation and testing of software through to data migration and consulting in all matters relating to pensions provision.
Around half of all Germany's life insurance companies number among FJH's longstanding business partners. Through its subsidiary HEUBECK AG, the FJH Group provides consultancy services in the field of company pension provision to more than 1,000 companies including major groups and other industrial companies, professional pension funds and individuals, as well as associations, trade unions, ministries and government authorities.
In addition to its headquarters in Munich, the FJH Group has offices in Berlin, Hamburg, Cologne and Stuttgart. It also has subsidiaries in Switzerland, Austria, the USA and Slovenia. Worldwide, the FJH Group employs more than 1,000 people.
FJH was founded in 1980 by Prof. Dr. Manfred Feilmeier and Michael Junker. The company was listed in February 2000 and was included in the TecDAX premium index in March 2003.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Tel.: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com